Energy Transition Plan: Equinor aims to be a leading company in the energy transition.

We have a strategy to accelerate the company's transition while growing cash flow and returns. The strategy is backed by clear ambitions and actions. These ambitions include:

- Reducing our net operated greenhouse gas emissions by 2030 with 50% compared to 2015, aiming for 90% of these reductions to be absolute reductions
- Reducing net carbon intensity by 20% by 2030 and by 40% by 2035 (including scope 3) Increasing annual gross capex allocation to renewables and low carbon solutions to above 30% by 2025 and to more than 50% by 2030
- Accelerating the renewable energy capacity ambition of 12-16 GW from 2035 to 2030
- Reducing upstream CO_2 intensity from our own operations to ~6 kg CO_2 per barrel of oil equivalent (boe) by 2030
- Developing the capacity to store 5-10 million tonnes CO_2 per year on an equity basis by 2030 and 15-30 million tonnes CO_2 per year in 2035
- Establishing 3-5 hydrogen clusters by 2035
- Allocating 40% of research and development (R&D) capital towards renewables and low carbon by 2025

We engage regularly and frequently with analysts and investors around our strategy, ambitions and execution, and the engagement following our Capital Markets Day [15 June 2021] and Capital Markets Update ("CMU") [9 Feb 2022] has overall been positive and supportive, e.g. as summarised in the following references:

- "Equinor's CMD highlighted what is perhaps the simplest, easiest-to-understand and most credible transition story in Euro O&G" (Exane BNP Paribas, June 2021)
- "A sensible and balanced strategy in its ambition to get to net zero" (Barclays Capital, June 2021)
- "Equinor remains the transitioning champion among its peers" (Kepler Chevreux, February 2022)

Engagement on the Energy Transition Plan ("ETP" or "the Plan"), confirming the ambitions set out in the CMU, has been similarly constructive. In addition to questions around our strategy and related enablers, two specific themes have also been raised by several investors and proxy advisors related to the ETP:

1. The implications of the ETP vote for the Board's responsibility for setting and executing on the strategy.

2. Setting medium term (2030-2035) ambitions in line with 1.5°C including Scope 3 emissions on absolute basis (not intensity)

On governance: As laid out in our governing documents, which are publicly available on our web site, the Board is responsible for the company's strategy, internal controls and risk management, including with respect to climate. When we announced our intention to publish an Energy Transition Plan, we made clear that the Plan would be put forward for an advisory vote by shareholders at this year's AGM. Equinor intends to update the Plan every three years and may continue to put it forward for an advisory vote if regarded suitable. Progress on the Plan will be reported annually. Nothing in the Plan or the resolution requesting endorsement of it implies any responsibility or accountability for the company's transition strategy by investors. In fact, we believe our Energy Transition Plan makes accountability explicit from the very beginning through the joint foreword from the board chair and the CEO, which describes the plan as demonstrating that Equinor has "the right strategy, ambition level, capabilities and track record to be a leading company in the energy transition while ensuring long-term shareholder value creation and competitiveness" and as a document that provides an "overview of how we are delivering on our net-zero ambition".

On scope 3-related targets: we believe a strength of the Plan is in its transparency in terms of the combination of ambitions and actions. The Plan shows that we are acting to reduce our own operated scope 1 and 2 emissions in line with a Paris-aligned trajectory. For our scope 3-related emissions from the use of our products, the Plan shows that our ambitions are tracking well ahead of society as the reductions in our net carbon intensity ambitions for 2030 and 2035 are ahead of current nation states' plans and pledges as of COP26. The Plan demonstrates our ambition to be a leader in the energy transition – but also our reliance on governments and society – in the effort to reach net zero by 2050. A focus on a reduction in absolute scope 3-related emissions (which are our customers' scope 1+2 emissions) by 2030 is likely to incentivize displacement – rather than reduction – of emissions. In the short term, until a market for hydrogen and carbon capture and storage is established, absolute emission targets that include end-user emissions will only be achieved by selling or shutting down profitable oil and gas production, thus shifting indirect emissions to other producers. Such a focus will also fail to incentivise companies like Equinor to invest in the investments in new forms of energy. Equinor's role as a reliable provider of natural gas to Europe is a responsibility we take very seriously, especially in the current energy security crisis in Europe. Our scope 3 ambitions reflect what we believe is realistic to achieve based on current regulatory frameworks and markets. We aim to keep evolving and raising our climate ambitions going forward, as we have done before.

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Equinor has elected to take the Energy Transition Plan to advisory vote at the AGM on 11 May 2022. The board is asking the shareholders for an advisory vote, not a binding vote. Given the multiple considerations around this vote, a vote against may reflect considerations that the Plan could be not ambitious enough, or too ambitious, or that investors are uncertain on the balance of governance between the board and shareholders.

On the level of ambition, Equinor reiterates the strategy of clear climate ambitions backed by actions, delivering in the energy transition based on competitive advantage and value focus.

On governance, Equinor points to the responses from the board to the shareholder resolutions, underlining the importance of complying with the principles of good corporate governance, and that the company's strategy is to be determined by the board of directors. Advisory votes can be helpful for Equinor to gain insight into investors' perspectives on the complex topic of energy transition, they are not being used to delegate strategic oversight responsibilities to shareholders, nor are they used in place of meaningful disclosures to and communications with shareholders.

We continue to be active in our engagement with the market and remain committed to any questions or clarifications which investors may have to help them assess their support for the Energy Transition Plan resolution. For AGM downloads and related links: Equinor 2022 Annual General Meeting

Further information:
Investor relations

Peter Hutton, senior vice president, Investor relations
+44 7881 918 792 (mobile)

Press
Sissel Rinde, vice president, Media relations
+ 47 412 60 584 (mobile)